Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between:

INTERMOLECULAR, INC.

a Delaware corporation,

and

SYMYX TECHNOLOGIES, INC.

a Delaware corporation.

Dated as of July 28, 2011

Exhibits:

Exhibit A	–	Form of Promissory Note
Exhibit B	–	Form of Assignment and Assumption Agreement
Exhibit C	–	Form of Bill of Sale
Exhibit D	–	Form of Patent Assignment
Exhibit E	–	Form of Cross-License Agreement
Exhibit F	–	Form of Amendment to the Symyx Agreements
Exhibit G	–	Form of Underwriting Agreement

Schedules:

Schedule 1.1(a)	–	Purchased Patents
Schedule 6.8	–	Known Items

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of July 28, 2011 (the “Execution Date”) and is entered into between Intermolecular, Inc., a Delaware corporation (“Buyer”), and Symyx Technologies, Inc., a Delaware corporation (“Seller”). Each of Seller and Buyer are referred to herein as a “Party” and together as the “Parties.” Certain capitalized terms used in this Agreement are defined in Section 9.2 of this Agreement.

RECITALS

WHEREAS, Seller desires to sell, and Buyer desires to acquire, certain of the assets of Seller and the Selling Subsidiaries on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I.

SALE OF ASSETS AND ASSUMPTION OF CERTAIN LIABILITIES

Section 1.1 Transfer and Sale of Purchased Assets. Upon the terms and subject to the conditions of this Agreement and in reliance upon the representations, warranties and covenants of the Parties, at the Closing, Seller shall, and shall cause any applicable Selling Subsidiary to, sell, transfer, convey, assign, and deliver to Buyer, free and clear of all Liens (other than Permitted Liens), and Buyer shall purchase, acquire and accept from Seller and the Selling Subsidiaries, all of Seller’s and the Selling Subsidiaries’ right, title and interest in and to the following assets, which shall in no event include any of the Excluded Assets (collectively, the “Purchased Assets”):

(a) the Patents listed in Schedule 1.1(a) attached hereto (the “Purchased Patents”);

(b) all of Seller’s and any of the Selling Subsidiaries’ rights and obligations under that certain License Agreement, entered into by and between the Lawrence Berkeley National Laboratory (“LBNL”) on behalf of The Regents of the University of California and Seller, effective as of June 22, 1995, as amended by Amendment No. 1 effective January 1, 2003, Amendment No. 2 effective November 1, 2007 and Amendment No. 3 effective January 1, 2008 and by countersigned letters from Seller to LBNL dated October 30, 2007 and February 28, 2008 (collectively, the “LBNL Agreement”) (the “Assumed Contracts”), provided, however, that the LBNL Agreement will not be an Assumed Contract and shall not be assumed unless LBNL consents to such assignment and agrees to an amendment to the agreement providing that the aggregate amount of all royalty and license fee obligations to them pursuant to the LBNL Agreement shall in no event exceed $300,000 per calendar year;

(c) all claims (including claims for past infringement or misappropriation of the Purchased Patents), causes of action, judgments and demands of whatever kind or description (regardless of whether or not such claims and causes of action have been asserted by Seller or any of the Selling Subsidiaries) that arise out of or relate to any of the Purchased Assets, excluding (i) any breach of contract claims that Seller or any Selling Subsidiary may have under any Existing Licenses and (ii) any claims of infringement that Seller or any Selling Subsidiary may have under any Existing Licenses, unless such claims of infringement are based on the use of the Purchased Patents outside the field licensed under the Existing Licenses; and

(d) all rights of indemnification, warranty, contribution, credits, refunds, reimbursement and other rights of recovery (regardless of whether such rights are currently exercisable) possessed by Seller or any of the Selling Subsidiaries against third parties (including insurance carriers) that arise out of or relate to any of the Purchased Assets, to the extent such rights of indemnification, warranty, contribution, credits, refunds, reimbursement or other rights of recovery are not based upon acts, omissions, events or occurrences occurring prior to the Closing.

Section 1.2 Excluded Assets. Notwithstanding anything herein to the contrary, all assets, rights and properties of Seller and its Subsidiaries that are not specifically included within the Purchased Assets, including any Contracts (together with all rights and obligations thereunder) pursuant to which any licenses to the Purchased Patents were granted by Seller or any of Seller’s Subsidiaries prior to the Closing (“Existing Licenses”), shall be retained by Seller and its Subsidiaries (collectively, the “Excluded Assets”). The Excluded Assets shall not be purchased by or conveyed to Buyer hereunder.

Section 1.3 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall assume, and shall pay, perform, satisfy and discharge (or cause to be paid, performed, satisfied and discharged) when due, any Liability of Seller or any of the Selling Subsidiaries under the Assumed Contracts, but only to the extent such Liabilities (A) are required to be paid, performed, satisfied or discharged after the Closing and (B) do not arise from or relate to any breach by Seller or any Affiliate of Seller of any provision of any Assumed Contract (collectively, the “Assumed Liabilities”).

Section 1.4 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, the Assumed Liabilities will exclude any other Liability whatsoever not expressly assumed by Buyer under Section 1.3 (the “Excluded Liabilities”).

ARTICLE II.

PURCHASE PRICE

Section 2.1 Purchase Price. Upon the terms and subject to the conditions contained in this Agreement, as consideration for the Purchased Assets, at or prior to the Closing (collectively, the “Purchase Price”):

(a) Buyer shall use its commercially reasonable efforts to allow and to obtain all requisite consents to allow Seller to sell all of its Shares as a selling stockholder in an underwritten initial public offering of Buyer’s Common Stock (the “IPO”); provided, however, that Buyer shall have sole and absolute discretion in determining whether an IPO shall be initiated or consummated;

(b) Buyer shall bear and be liable for all Registration Expenses and shall reimburse Seller for fifty percent (50%) of all Selling Expenses;

(c) To the extent that Seller’s gross proceeds (prior to the deduction of Selling Expenses) from the sale of the Shares in the IPO (the “Gross Proceeds”) do not equal or exceed $67 million (the “Minimum Payment”), at the Closing, Buyer shall issue to Seller a secured promissory note in the form attached hereto as Exhibit A in an aggregate principal amount equal to the difference between the Minimum Payment and the Gross Proceeds (the “Promissory Note”); and

(d) Buyer shall assume the Assumed Liabilities in accordance with Section 1.3.

Section 2.2 Allocation.

(a) Within sixty (60) days following the Closing Date, the Parties will mutually agree upon an allocation of the Purchase Price (including the Assumed Liabilities) among the Purchased Assets (the “Allocation”), which Allocation will be made in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder.

(b) Each of the Parties agrees to (i) be bound by the Allocation, (ii) prepare and timely file all Tax Returns in a manner consistent with the Allocation and (iii) take no position inconsistent with the Allocation in any Tax Return, any Proceeding before any Taxing Authority or otherwise unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, and the regulations promulgated thereunder. In the event that any Taxing Authority disputes the Allocation, either Seller or Buyer, as the case may be, shall promptly notify the other Party of the nature of such dispute and keep the other Party apprised of material developments concerning resolution of such dispute.

ARTICLE III.

CLOSING

Section 3.1 Closing. Unless this Agreement is earlier terminated in accordance with ARTICLE VIII, the closing of the Transactions (the “Closing”) shall take place on the date of the closing of the IPO if each of the conditions set forth in ARTICLE VII has been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time and date as may be agreed upon by the Parties. The Closing shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California, or at such other location as the Parties agree. The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 3.2 Seller’s Closing Deliveries. Seller shall deliver to Buyer, at or prior to the Closing, each of the following:

(a) an assignment and assumption agreement, dated the Closing Date and in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), executed by Seller and each applicable Selling Subsidiary;

(b) a bill of sale, dated the Closing Date and in the form attached hereto as Exhibit C (the “Bill of Sale”), respectively executed by Seller and each applicable Selling Subsidiary;

(c) a patent assignment agreement dated the Closing Date and in the form attached as Exhibit D (the “Patent Assignment”), executed by Seller and each applicable Selling Subsidiary;

(d) an intellectual property cross-license agreement, dated the Closing Date and in the form attached as Exhibit E (the “Cross-License Agreement”), executed by Seller and each applicable Selling Subsidiary;

(e) an amendment to the Symyx Agreements, in the form attached as Exhibit F (the “Symyx Amendment”), executed by Seller.

Section 3.3 Buyer Closing Deliveries. Buyer shall deliver to Seller, at or prior to the Closing, each of the following:

(a) Only to the extent applicable pursuant to Section 2.1(c), the Promissory Note, executed by Buyer;

(b) the Assignment and Assumption Agreement, executed by Buyer;

(c) the Bill of Sale, executed by Buyer;

(d) the Cross-License Agreement, executed by Buyer; and

(e) the Symyx Amendment, executed by Buyer.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization, Standing and Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Selling Subsidiary was duly organized or formed, is validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization or formation. Seller and each Selling Subsidiary have all necessary power and authority to execute and deliver this Agreement and the Transaction Documents to which such Seller or Selling Subsidiary is or will be a party and to perform its and their obligations hereunder and thereunder.

Section 4.2 Consents, Authorization and Enforceability.

(a) No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Authority is required by, or with respect to, Seller, any of the Selling Subsidiaries or the Purchased Assets in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for any notice filings or registrations of transfer with any Governmental Authority that may be required in connection with the assignment and transfer of the Purchased Assets.

(b) All requisite corporate action necessary to authorize the execution, delivery and performance by Seller and each Selling Subsidiary of this Agreement, the Transaction Documents and each of the other agreements contemplated hereby to which Seller and or any Selling Subsidiary is or will be a party and the consummation of the Transactions has been taken. This Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, arrangement or other similar Applicable Laws or equitable principles relating to or limiting creditors’ rights generally. As of the Closing, each of the Transaction Documents will constitute a valid and binding obligation of Seller and each Selling Subsidiary, as applicable, enforceable against Seller and each applicable Selling Subsidiary in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, arrangement or other similar Applicable Laws or equitable principles relating to or limiting creditors’ rights generally.

Section 4.3 Non-Contravention. The execution and delivery of this Agreement by Seller do not and the execution and delivery of the Transaction Documents by Seller and each Selling Subsidiary and the consummation of the Transactions by Seller and the Selling Subsidiaries will not (a) violate any provision of the certificate of incorporation, bylaws or similar governance documents of Seller or any Selling Subsidiary or (b) violate any federal (including United States), state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement (“Applicable Law”) enacted, adopted, promulgated or applied by any transnational, domestic or foreign, federal, state or local governmental authority, department, court, agency or official, including any political subdivision thereof (each, a “Governmental Authority”) by which Seller or any Selling Subsidiary is bound or subject.

Section 4.4 Litigation and Claims. There is no action, suit, audit, claim, proceeding or investigation (each, an “Action”) pending or, to Seller’s Knowledge, threatened, against Seller or any Selling Subsidiary before any Governmental Authority which seeks to prevent either the performance of this Agreement or the consummation of the Transactions by Seller or any Selling Subsidiary or would have a material adverse effect on the ability of Seller or any Selling Subsidiary to complete such Transactions.

Section 4.5 DISCLAIMER OF WARRANTIES. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN THIS ARTICLE IV, SELLER DOES NOT MAKE, AND HAS NOT MADE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, CONCERNING THE PURCHASED ASSETS AND ASSUMED LIABILITIES, IT BEING SPECIFICALLY UNDERSTOOD BY BUYER THAT, EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN THIS ARTICLE IV, THE PURCHASED ASSETS AND ASSUMED LIABILITIES ARE BEING SOLD AND TRANSFERRED “AS IS” IN ALL RESPECTS. SELLER SPECIFICALLY AND EXPRESSLY DISCLAIMS ANY (A) WARRANTY OF MERCHANTABILITY OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE PURCHASED ASSETS, WHETHER OR NOT SELLER HAS BEEN MADE AWARE OF ANY SUCH PURPOSE, (B) REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, ORAL OR WRITTEN, THAT THE PURCHASED ASSETS ARE IN ANY SPECIFIC OPERATIONAL CONDITION OR WILL OPERATE IN ANY SPECIFIC MANNER AND (C) WARRANTY OF TITLE, PATENTABILITY, VALIDITY OR ENFORCEABILITY WITH RESPECT TO THE PURCHASED PATENTS.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization, Standing and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

Section 5.2 Consents, Authorization and Enforceability.

(a) No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Authority is required by, or with respect to, Buyer in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for any notice filings or registrations of transfer with any Governmental Authority that may be required in connection with the assignment and transfer of the Purchased Assets. All requisite corporate action necessary to authorize the execution, delivery and performance by Buyer of this Agreement has been taken.

(b) This Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, arrangement or other similar Applicable Law or equitable principles relating to or limiting creditors’ rights generally.

Section 5.3 Litigation and Claims. There is no Action pending, or to the Knowledge of Buyer, threatened, against Buyer before or by any Governmental Authority which seeks to prevent Buyer’s performance of this Agreement and the Transactions or have a material adverse effect on the ability of Buyer to complete such Transactions.

Section 5.4 Non-Contravention. The execution and delivery of this Agreement by Buyer do not and the consummation of the Transactions by Buyer will not (a) violate any provision of the certificate of incorporation, bylaws or similar governance documents of Buyer or (b) violate any Applicable Law to which Buyer is bound or subject.

Section 5.5 Brokers and Finders. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or its Affiliates who might be entitled to any fee or commission, other than the Selling Expenses, in connection with the Transactions that may be payable by Seller or any of its Affiliates.

Section 5.6 Investigation. Buyer has conducted a full and complete investigation and inspection of the Purchased Assets and the Assumed Liabilities as Buyer deemed necessary or appropriate for the purpose of entering into this Agreement and the other Transaction Documents and consummating the Transactions. In executing this Agreement and the other Transaction Documents, Buyer is relying on its own investigation and not on any other statements, presentations, representations, warranties or assurances of any kind made by the Seller, its Affiliates or any other Person, other than the representations, warranties and other provisions expressly set forth in Article IV of this Agreement.

ARTICLE VI.

COVENANTS OF THE PARTIES

Seller and Buyer each covenant with the other as follows:

Section 6.1 Further Assurances. Upon the terms and subject to the conditions contained herein, the parties agree, both before and after the Closing:

(a) to use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions;

(b) to execute and deliver such further certificates, agreements and other documents and take such other actions as the other Party may reasonably request to consummate or implement the Transactions or to evidence such events or matters; and

(c) to cooperate with each other in connection with the foregoing.

Notwithstanding the foregoing or anything to the contrary in this Agreement, the Buyer shall be under no obligation to consummate an IPO, and whether or not Buyer consummates an IPO shall be within Buyer’s sole and absolute discretion.

Section 6.2 Consents.

(a) Seller agrees to use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals, including from other parties to the Assumed Contracts, in order to effect the Transactions, in forms reasonably satisfactory to Buyer.

(b) Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Assumed Contract or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a Default thereof or in any way adversely affect the rights of Buyer thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Buyer would not receive all such rights, Seller will cooperate with Buyer, in all respects, to provide to Buyer the benefits under any such Assumed Contract or any claim or right, including enforcement for the benefit of Buyer of any and all rights of Seller against a third party thereto arising out of the Default or cancellation by such third party or otherwise.

Section 6.3 IPO Matters.

(a) Subject to the terms of this Agreement, Seller shall sell its Shares in the IPO and in connection with such sale shall enter into and perform its obligations under an underwriting agreement with the managing underwriter, in customary form, and with respect to provisions that are applicable to the Seller as a selling stockholder in substantially the form attached hereto as Exhibit G. In addition, Seller shall execute, deliver and perform their obligations under all other documents customarily required of a selling stockholder in an underwritten public offering, including a power of attorney and custody agreement, in all such cases in customary form reasonably satisfactory to the Seller.

(b) Notwithstanding any other provision of this Agreement, if Seller does not enter into an underwriting agreement with the managing underwriter for the IPO on terms reasonably acceptable to such managing underwriter, or if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter may exclude all (but not less than all) Shares from the registration and underwriting for the IPO.

(c) Effective immediately prior to the consummation of the IPO, Seller hereby irrevocably waives all rights, privileges and preferences held by Seller pursuant to Sections 2.1(c), 2.4 and 2.5 of the Investor Rights Agreement; provided, however, that the foregoing waiver shall be null and void as of, and shall not apply to any IPO consummated after, 11:59 pm Eastern Time on the Outside Date. Except as expressly waived pursuant hereto, the Investor Rights Agreement and Seller’s rights pursuant thereto (including all rights to indemnification pursuant to Section 1.8 of the Investor Rights Agreement in connection with the IPO) shall remain unchanged.

(d) A reasonable time prior to the filing or submission thereof, Buyer shall provide Seller with a full copy of (i) the registration statement on Form S-1 to be filed in connection with the IPO, (ii) each amendment or supplement to such registration statement and (iii) all correspondence between the Company and the SEC relating to such registration statement or amendment or supplement. In the case of each such filing or submission, Buyer shall give reasonable and good faith consideration to all comments proposed by Seller to be included in any portion of such filing or submission that contains disclosures regarding Seller or its Affiliates, the Transactions, the Transaction Documents and/or the Purchased Assets.

Section 6.4 Notification of Certain Matters. From the Execution Date through the Closing, each Party shall give prompt notice to the other Parties of (a) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty contained in this Agreement or in any Exhibit or Schedule hereto not to be true and correct in any material respect and (b) any failure of a Party, or any of its respective Affiliates, or of any of its respective representatives, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Exhibit or Schedule hereto; provided, however, that such disclosure shall not be deemed to limit or otherwise affect the remedies available hereunder to the other Party.

Section 6.5 Investigation by Buyer; Confidentiality. From the Execution Date until the Closing, Seller shall, and shall cause its respective officers, directors, employees, accountants, counsel, Affiliates and other representatives to, afford the representatives of Buyer and its affiliates access during normal business hours to the Purchased Assets for the purpose of inspecting the same; provided, that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller or its Affiliates, shall comply with the reasonable security and insurance requirements of Seller and its Affiliates, shall be at Buyer’s sole risk and expense and in no event shall Seller be obligated to provide any access or information if Seller determines in good faith after consultation with its outside counsel that providing such access or information may violate any Applicable Law or cause Seller or its Affiliates to breach a confidentiality or other obligation to which such Seller or any of its Affiliates is bound under any Contract or jeopardize any recognized remedy available to Seller or its Affiliates.

Section 6.6 Conduct of Business. From the Execution Date through the Closing, except as expressly permitted by the Transaction Documents, Seller and each Selling Subsidiary shall:

(a) use commercially reasonable efforts to preserve its relationships related to the Purchased Assets with licensors;

(b) not sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of or suffer to exist any Liens on, or grant any new license with respect to, any of the Purchased Assets, or any interests therein, except Permitted Liens;

(c) not fail to comply in any material respect with any Applicable Law relating to the Purchased Assets;

(d) not intentionally do any act that would cause any representation or warranty of Seller in this Agreement to be or become untrue in any material respect;

(e) pay any material maintenance and annuity fees that are necessary to avoid the abandonment of the Purchased Patents prior to any final deadline therefor occurring prior to the Closing Date; and

(f) respond to any U.S. Patent and Trademark Office actions with respect to the Purchased Patents prior to any final deadline therefor occurring prior to the Closing Date, in each case where the failure to so respond would result in the abandonment of any Purchased Patent; provided, however, that Seller shall not be obligated incur costs or expenses in excess of $10,000 per month in connection with filing any such responses unless Buyer agrees to promptly reimburse Seller for all such costs and expenses in excess of $10,000.

Section 6.7 Public Announcements. Buyer and Seller shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public announcements with respect to this Agreement and the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law or the rules and regulations of any national securities exchange or national securities quotation system.

Section 6.8 Mutual Release of Claims. Except as set forth on Schedule 6.8 (the “Known Items”), neither Party is aware of any acts or omissions by or on behalf of itself or the other Party or any of their respective Affiliates or of any facts or circumstances, in each case that would lead such Party to believe that either it or the other Party or any of their respective Affiliates has breached any of the Symyx Agreements in any manner prior to the Execution Date, and neither Party will use any information that was in its possession prior to the Execution Date (collectively, the “Available Information”) as the basis for alleging that such other Party or any of its Affiliates has breached any of the Symyx Agreements. In furtherance of the foregoing, each Party, on behalf of itself and for each of its Affiliates, and each of their respective successors and assigns (collectively, with respect to such Party, the “Releasing Party”), hereby absolutely, generally, unconditionally, irrevocably and completely releases and forever discharges the other Party and each of its Affiliates, and each of their respective successors and assigns (collectively, the “Released Parties”) from, and hereby absolutely, generally, unconditionally, irrevocably and completely waives and relinquishes, each of the Released Claims (as defined below). The term “Released Claims” means any and all claims, demands, complaints, damages, losses, liabilities and expenses arising out of, based on or related to any breach of the Symyx Agreements by any of the Released Parties to the extent that such breach (a) is based on the Known Items or (b) became known to a Releasing Party based on the Releasing Party’s review or use of the Available Information.

ARTICLE VII.

CONDITIONS TO CLOSING

Section 7.1 Conditions to Obligations of Each Party to Consummate the Transactions. The respective obligations of each Party hereto to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a) Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions shall be in effect, nor shall any action have been taken by any Governmental Authority seeking any of the foregoing, and no Applicable Law shall have been enacted, entered, enforced or deemed applicable to the Transactions, which makes the consummation of the Transactions illegal.

(b) Consummation of IPO. The IPO shall have been consummated and Seller shall have sold all of its Shares in the IPO and received the net proceeds (net of Selling Expenses) from the sale of such Shares in the IPO; provided, however, that Buyer shall have sole and absolute right to determine whether to initiate a registration for an IPO and to terminate or withdraw any such registration; provided further, that no decision on the part of Buyer not to initiate or to terminate or withdraw a registration for an IPO shall be considered a breach giving rise to any rights or remedies under this Agreement.

Section 7.2 Conditions Precedent to Obligations of Seller. The obligation of Seller to consummate and cause the consummation of the Transactions shall be subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of each of the following conditions:

(a) Representations, Warranties and Covenants. The representations and warranties of Buyer in this Agreement shall be true and correct on and as of the Execution Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date).

(b) Performance. Buyer shall have performed and complied in all material respects with each of the covenants, agreements and obligations Buyer is required to perform, at or prior to the Closing Date, under this Agreement.

(c) Receipt of Closing Deliveries. Seller shall have received each of the agreements, instruments and other documents set forth in Section 3.3 and each such agreement and document shall be in full force and effect upon the Closing.

Section 7.3 Conditions Precedent to Obligation of Buyer. The obligation of Buyer to consummate and cause the consummation of the Transactions shall be subject to the satisfaction (or waiver by Buyer) on or prior to the Closing Date of each of the following conditions:

(a) Representations, Warranties and Covenants. The representations and warranties of Seller in this Agreement shall be true and correct on and as of the Execution Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date).

(b) Receipt of Closing Deliveries. Buyer shall have received each of the agreements, instruments and other documents set forth in Section 3.2, and each such agreement and document shall be in full force and effect upon the Closing.

(c) Performance. Seller shall have performed and complied in all material respects with each of the covenants, agreements and obligations Seller is required to perform, at or prior to the Closing Date, under this Agreement.

ARTICLE VIII.

TERMINATION

Section 8.1 Termination. Without prejudice to other remedies which may be available to the Parties by Applicable Law or this Agreement, this Agreement may be terminated and the Transactions may be abandoned (a) by mutual written consent of the Parties, (b) after July 1, 2012 (the “Outside Date”), by either Party by notice to the other Party if the Closing shall not have been consummated on or prior to the Outside Date, (c) by Seller if the Shares have been excluded from the underwriting and registration for the IPO in accordance with Section 6.3(b).

Section 8.2 Effect of Termination. In the event of any termination of this Agreement pursuant to this ARTICLE VIII, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of either Party to the other Party pursuant to this Agreement, except that the provisions of Section 6.3(c), Section 6.7, Section 6.8, this ARTICLE VIII, ARTICLE IX and ARTICLE X of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, (i) the provisions of this Section 8.2 shall not relieve either Party of any liability for any breach of this Agreement; provided, however, that in no event shall either Party be liable to the other pursuant to or as a result of this Agreement for any incidental, punitive, special, exemplary or consequential damages, even if previously advised of the possibility of such damages and (ii) Section 6.8 of this Agreement shall forthwith become wholly void and of no further force if this Agreement if Seller’s breach of any provision of this Agreement resulted in the failure of the Transaction to be consummated prior to the termination of this Agreement.

ARTICLE IX.

CONSTRUCTION AND DEFINITIONS

Section 9.1 Construction. For purposes of this Agreement, whenever the context requires:

(a) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

Section 9.2 Certain Definitions.

(a) As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.

“Business Day” means any day other than a Saturday, a Sunday or other day on which banking institutions in San Francisco, California are not required to be open.

“Common Stock” means Buyer’s common stock, par value $0.001 per share.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment, obligation, understanding, or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, covenants not to compete, covenants not to sue, employment agreements, confidentiality agreements, options, warranties, letters of intent and purchase orders).

“Default” means (a) a breach of or default under any Contract, (b) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach of or default under any Contract, or (c) the occurrence of an event that with or without the passage of time or the giving of notice or both would give rise to a right of termination, renegotiation or acceleration under any Contract.

“Investor Rights Agreement” means that certain Fourth Amended and Restated Investor Rights Agreement, dated as of March 4, 2011 and as amended from time to time in accordance with its terms, by and among Buyer, Seller and certain other parties named therein.

“Knowledge” means, with respect to Seller, the actual knowledge of Isy Goldwasser, Max Carnecchia, Michael A. Piraino, Shannon Huang and David Mersten, and with respect to Buyer, the actual knowledge of David Lazovsky, Peter Eidelman and Sandeep Jaggi.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” means all debts, liabilities and obligations (including with respect to Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Legal Requirements or Proceeding and those arising under any Contract.

“Liens” means all mortgages, pledges, charges, hypothecations, liens, claims and encumbrances of any kind, nature or description.

“Patents” means national and multinational statutory invention registrations, patents and patent applications (including provisional applications), as well as all renewals, reissues, divisions, substitutions, continuations, continuations-in-part, extensions and reexaminations and all foreign counterparts thereof, registered or applied for in the United States and all other nations throughout the world.

“Permitted Liens” means (a) statutory liens for Taxes, assessments or other statutory or governmental charges not yet due and payable and (b) Liens that, in the aggregate, do not have a material adverse effect on the Purchased Assets.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any action, suit, litigation, mediation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator or arbitration panel.

“Registration Expenses” shall mean all expenses incurred by Buyer in complying with Section 2.1(a) hereof, including all registration, qualification, listing and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for Buyer, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Buyer which shall be paid in any event by the Buyer), but shall not include Selling Expenses or additional fees and disbursements of counsel for Seller or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission.

“Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of the Shares in the IPO.

“Selling Subsidiary” means any Subsidiary of Seller that is selling, transferring, conveying, assigning and delivering to Buyer any Purchased Asset.

“Shares” means, collectively, (a) 7,196,750 shares of Buyer’s Series C preferred stock, par value $0.001 per share, (b) 541,448 shares of Buyer’s Series D preferred stock, par value $0.001 per share, and (c) 198,211 shares of Buyer’s Series E preferred stock, par value $0.001 per share, in each case, owned by Seller as of the date hereof. All references to Shares herein shall mean the Shares as converted to common stock in accordance with Buyer’s Fifth Restated Certificate of Incorporation, dated as of March 4, 2011, as may be amended from time to time.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other entity or organization of which such Person (either alone or through or together with any other Subsidiary of such Person), owns, directly or indirectly, a majority of the stock or other equity interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such entity or organization.

“Symyx Agreements” means, collectively, the Collaborative Development and License Agreement, dated January 1, 2005, between Buyer and Symyx, (the “CDLA”) as amended, and the Alliance Agreement between Buyer and Symyx dated December 19, 2005 (as amended by Letter Amendments Nos. 1-4, the “Alliance Agreement”).

“Tax” or “Taxes” means any federal, state, provincial, territorial, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, employer health, premium, windfall profits, environmental, customs duties, capital, capital stock, franchise, profits, escheat, withholding, social security, unemployment, government pension, disability, real property, personal property, sales, use, transfer, registration, value added, goods and services, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority that imposes Taxes.

“Transaction Documents” means this Agreement, the Assignment and Assumption Agreement, the Bill of Sale, the Patent Assignment, the Cross-License Agreement, the Symyx Amendments and, if applicable, the Promissory Note.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” means all transfer, filing, recordation, ad valorem, value added, sales and use, bulk sales, stamp duties, excise, license or similar fees or taxes attributable to the transactions occurring pursuant to this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Action	4.4
Agreement	Preamble
Alliance Agreement	Definition of Symyx Agreements
Allocation	2.2(a)
Applicable Law	4.3(b)
Assignment and Assumption Agreement	3.2(a)
Assumed Contracts	1.1(b)
Assumed Liabilities	1.3

Term	Section
Available Information	6.8
Bill of Sale	3.2(b)
Buyer	Preamble
CDLA	Definition of Symyx Agreements
Closing	3.1
Closing Date	3.1
Code	2.2(a)
Cross-License Agreement	3.2(d)
Excluded Assets	1.2
Excluded Liabilities	1.4
Execution Date	Preamble
Existing Licenses	1.2
Governmental Authority	4.3(b)
Gross Proceeds	2.1(c)
IPO	2.1(a)
Known Items	6.8
LBNL	1.1(b)
LBNL Agreement	1.1(b)
Minimum Payment	2.1(c)
Outside Date	8.1(b)
Parties	Preamble
Party	Preamble
Patent Assignment	3.2(c)
Promissory Note	2.1(c)
Purchase Price	2.1
Purchased Assets	1.1
Purchased Patents	1.1(a)
Released Parties	6.8
Releasing Party	6.8
Seller	Preamble
Symyx Amendments	3.2(e)

ARTICLE X.

MISCELLANEOUS

Section 10.1 Entire Agreement. This Agreement, the other Transaction Documents, the Schedules and Exhibits to this Agreement and the documents specifically referred to herein or therein constitute the entire agreement and understanding of the Parties and supersede any prior oral or written agreement, understanding, representation, warranty, promise or document relating to the subject matter of thereof.

Section 10.2 Modification; Waiver. This Agreement may be amended or modified only by a written instrument executed by the Parties hereto. No omission or delay by any Party in exercising any right, power or privilege hereunder shall impair the exercise of any such right, power or privilege or be construed to be a waiver hereof or of any default or to be an acquiescence therein, and any single or partial exercise of any such right, power or privilege shall not preclude other or further exercises thereof or the exercise of any other right, power or privilege. No waiver shall be valid unless in writing and signed by the Party to be charged, and then only to the extent therein specified

Section 10.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signature pages will have the full force and effect as originals.

Section 10.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.5 Non-Assignability. This Agreement may not be transferred or assigned by either Party hereto without the prior written consent of the other Party; provided that either Party may assign this Agreement to an acquirer of or all or substantially all of its assets or business (whether by merger, consolidation, stock purchase or otherwise), without the prior written consent of the other Party.

Section 10.6 Parties in Interest. All of the terms and provisions of this Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and any permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.7 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, (a) if delivered in person or by courier, (b) if sent by nationally recognized overnight delivery service, (c) if mailed by certified or registered mail, postage prepaid, return receipt requested, or (d) if transmitted by facsimile with receipt confirmed, as follows:

If to Seller:	Symyx Technologies, Inc.
c/o Accelrys, Inc.
10188 Telesis Court, Suite 100
San Diego, CA 92121
Attention: General Counsel
Telephone: (858) 799-5000
Facsimile: (858) 799-5107

with a copy (which shall not constitute notice) to:

Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, CA 92121
Attention: Scott Oross
Telephone: (858) 458-3000
Facsimile: (858) 458-3005

If to Buyer:	Intermolecular, Inc.
3011 N. First Street
San Jose, CA 95134
Attention: Vice President, Legal Affairs
Telephone: (408) 582-5700
Facsimile: (408) 582-5401

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attention: Patrick A. Pohlen
Telephone: (650) 328-4600
Facsimile: (650) 463-2600

or to such other address as the Party to be notified shall have furnished to the other Party in writing. Any notice given in accordance with the foregoing shall be deemed to have been given, (i) when delivered in person, or by courier, (ii) one Business Day after sending by nationally recognized overnight delivery service, (iii) when transmitted by facsimile with receipt confirmed, or (iv) three Business Days following the date on which it shall have been mailed by certified or registered mail, postage prepaid, return receipt requested.

Section 10.8 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 10.9 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with laws of the State of California without reference to the conflicts of law principles thereof.

Section 10.10 Consent to Jurisdiction. Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any California State court, or, if no such state court has proper jurisdiction, the federal court of the United States of America, sitting in the Northern District of California, and any appellate court from any thereof, in any Action or Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such California State court or, if no such state court has proper jurisdiction, in such federal court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such California State court or federal court and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such California State court or federal court. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10 of this Agreement. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Applicable Law. Each Party hereto agrees not to commence any legal proceedings relating to or arising out of this Agreement or the Transactions in any jurisdiction or courts other than as provided herein.

Section 10.11 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties hereto shall be entitled to obtain an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

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The parties to this Agreement have caused this Agreement to be executed and delivered as of the date first written above.

BUYER:

INTERMOLECULAR, INC.,
a Delaware corporation

By:	/s/ Peter Eidelman
Printed Name: Peter Eidelman
Title: Chief Financial Officer

SELLER:

SYMYX TECHNOLOGIES, INC.,
a Delaware corporation

By:	/s/ Michael A. Piraino
Printed Name: Michael A. Piraino
Title: Executive Vice President and Chief Financial Officer